(Formerly Hard Creek Nickel Corporation)

Condensed Consolidated Interim Financial Statements
Three and Nine Months Ended September 30, 2017

Expressed in Canadian Dollars - Unaudited

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

“Mark Jarvis”

President and Chief Executive Officer

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Interim Statements of Financial Position
Expressed in Canadian Dollars - Unaudited
		September 30,	December 31,
	Notes	2017	2016

ASSETS

Current assets
Cash		$467,972	$85,758
Receivables	4	11,049	10,504
Prepaid expenses		8,925	8,406
		487,946	104,668
Non-current assets
Reclamation deposits		187,900	187,900
Equipment	5	8,607	10,320
Exploration and evaluation assets	6	1	1

		196,508	198,221

TOTAL ASSETS		$684,454	$302,889

LIABILITIES

Current liabilities
Trade payables and accrued liabilities	7	$6,285	$14,970

TOTAL LIABILITIES		6,285	14,970

EQUITY
Share capital	8	49,435,742	48,887,797
Share-based payment reserve	9	6,230,194	6,196,470
Deficit		(54,987,767)	(54,796,348)

TOTAL EQUITY		678,169	287,919

TOTAL LIABILITIES AND EQUITY		$684,454	$302,889

Nature and continuance of operations (Note 1)

Subsequent events (Note 14)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the condensed consolidated interim financial statements	3

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Interim Statements of Comprehensive Loss
Expressed in Canadian Dollars - Unaudited
		Three Months	Three Months	Nine Months	Nine Months
		Ended	Ended	Ended	Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2017	2016	2017	2016

Operating expenses
Amortization	5	$571	$742	$1,713	$2,226
Consulting		2,784	12,314	7,670	19,510
Exploration and evaluation assets		14,619	6,000	23,619	30,366
Investor relations		2,471	217	10,129	4,257
Legal and audit		5,590	1,464	8,265	6,678
Management fees	10	13,400	6,000	25,400	12,000
Office and general		35,291	10,709	81,752	59,239
Stock-based compensation		20,778	13,937	33,724	29,019
		95,504	51,383	192,272	163,295

Other items
Interest income		(129)	(175)	(853)	(1,070)
		(129)	(175)	(853)	(1,070)
Loss and comprehensive loss for the period		$95,375	$51,208	$191,419	$162,225
Loss per share – basic and diluted	8	$(0.00)	$(0.00)	$(0.01)	$(0.00)
Weighted average number of shares outstanding – basic and diluted	8	24,565,737	21,537,349	22,550,523	17,272,147

See accompanying notes to the condensed consolidated interim financial statements	4

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Interim Statement of Changes in Equity
Expressed in Canadian Dollars - Unaudited
		Share capital

		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total
Balance at December 31, 2015		9,037,349	$48,642,413	$6,153,639	$(54,572,236)	$223,816
Private placement	8	12,500,000	245,384	-	-	245,384
Stock options granted	8	-	-	29,019	-	29,019
Comprehensive loss:
Comprehensive loss for the period		-	-	-	(162,225)	(162,225)
Balance at September 30, 2016		21,537,349	$48,887,797	$6,182,658	$(54,734,461)	$335,994

Balance at December 31, 2016		21,537,349	$48,887,797	$6,196,470	$(54,796,348)	$287,919
Private placement, net of costs	8	8,333,333	495,445	-	-	495,445
Exercise or warrants	8	750,000	52,500	-	-	52,500
Stock options granted	8	-	-	33,724	-	33,724
Comprehensive loss:
Comprehensive loss for the period		-	-	-	(191,419)	(191,419)
Balance at September 30, 2017		30,620,682	$49,435,742	$6,230,194	$(54,987,767)	$678,169

On August 28, 2017, the Company consolidated its common shares on a basis of one (1) new common share for two (2) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

See accompanying notes to the condensed consolidated interim financial statements	5

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Interim Statements of Cash Flows
Expressed in Canadian Dollars - Unaudited
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Operating activities
Loss for the period	$(95,375)	$(51,208)	$(191,419)	$(162,225)
Adjustments for:
Amortization	571	742	1,713	2,226
Interest income	(129)	(175)	(853)	(1,070)
Stock-based compensation	20,778	13,937	33,724	29,019
Changes in non-cash working capital items:
Receivables	(2,113)	14,633	(545)	18,163
Prepaid expense	3,150	1,619	(519)	(7,363)
Trade payables and accrued liabilities	(14,904)	(10,442)	(8,685)	(10,317)
Net cash flows from (used in) operating activities	(88,022)	(30,894)	(166,584)	(131,567)

Investing activities
Interest income	129	175	853	1,070
Net cash flows from (used in) investing activities	129	175	853	1,070

Financing activities
Proceeds on issuance of common shares - net of share issue costs	547,945	-	547,945	245,384
Net cash flows from (used in) financing activities	547,945	-	547,945	245,384
Increase (decrease) in cash	460,052	(30,719)	382,214	114,887
Cash, beginning	7,920	157,570	85,758	11,964

Cash, ending	$467,972	$126,851	$467,972	$126,851

See accompanying notes to the condensed consolidated interim financial statements	6

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

1.	Nature and continuance of operations

Giga Metals Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. On August 28, 2017, the Company changed its name to Giga Metals Corporation. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “GIGA”.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2017 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash, exercise of stock options and share purchase warrants and / or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on November 22, 2017 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These condensed interim consolidated financial statements have been prepared in accordance with

International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These statements do not include all of the information and disclosures required by IFRS for annual financial statements.

Basis of preparation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The condensed consolidated interim financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

2.	Significant accounting policies and basis of preparation (cont’d)

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
-	the classification of financial instruments.

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued. The exploration and evaluation expenditures are currently expensed as incurred on the statement of comprehensive loss since the Company impaired the carrying value of the Turnagain project to $1. Should the market price of nickel recover to a level that shows the project having a positive economic valuation, the Company may choose to write up the value of the Turnagain project and capitalize any exploration expenditures.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

-	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
-	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
-

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

2.	Significant accounting policies and basis of preparation (cont’d)

Exploration and evaluation expenditures (cont’d)

-

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes option pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

2.	Significant accounting policies and basis of preparation (cont’d)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the market price of the

Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

2.	Significant accounting policies and basis of preparation (cont’d)

Restoration and environmental obligations (cont’d)

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At September 30, 2017 and December 31, 2016, the Company had no material restoration and environmental obligations.

Equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of property, plant and equipment are as follows:

Class of equipment	Amortization rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments” is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

3.	Accounting standards issued but not yet effective (cont’d)

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company has not yet assessed the future impact of this new standard on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Receivables

	September 30,	December 31,
	2017	2016
Goods and Service sales tax	$3,776	$1,141
British Columbia mining tax credits	7,273	7,273
Other receivables	-	2,090
	$11,049	$10,504

5.	Equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At December 31, 2016 and September 30, 2017	$20,330	$28,809	$61,984	$111,123

Depreciation:
At January 1, 2015	19,422	25,6199	51,794	97,835
Charge for the year	272	660	2,036	2,968
At December 31, 2016	19,694	27,279	53,830	100,803
Charge for the period	144	348	1,221	1,713
At September 30, 2017	19,838	27,627	55,051	102,516

Net book value:
At December 31, 2016	$636	$1,530	$8,154	$10,320
At September 30, 2017	$492	$1,182	$6,933	$8,607

Amortization expense of $1,713 (September 30, 2016 - $2,226) was recorded in the condensed consolidated interim statements of comprehensive loss.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Change in year	December 31,	Change in year	September 30,
	2015	2016	2016	2017	2017

Mineral property interests	$179,500	$-	$179,500	$-	$179,500
Assays and testing	2,052,292	-	2,052,292	-	2,052,292
Claims renewal / staking	459,261	-	459,261	-	459,261
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	-	1,256,621
Exploration data management	917,422	-	917,422	-	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,779,898	-	8,779,898	-	8,779,898
Geophysical services	743,515	-	743,515	-	743,515
Metallurgy	3,792,672	-	3,792,672	-	3,792,672
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,617,849	-	1,617,849	-	1,617,849
Transportation	2,604,549	-	2,604,549	-	2,604,549
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(33,006,960)	-	(33,006,960)	-	(33,006,960)
BC refundable mining tax credits	(2,195,403)	-	(2,195,403)	-	(2,195,403)
Federal non-refundable mining tax
credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
	$1	$-	$1	$-	$1

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The

Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

7.	Trade payables and accrued liabilities

	September 30,	December 31,
	2017	2016
Trade payables	$6,285	$4,970
Accrued liabilities	-	10,000
	$6,285	$14,970

8.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

On August 28, 2017, the Company consolidated its common shares on a basis of one (1) new common share for two (2) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

At September 30, 2017 there were 30,620,682 issued and fully paid common shares (December 31, 2016 – 21,537,349).

On August 30, 2017, the Company closed a private placement of 8,333,333 units at a price of $0.06 per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.07 during the first year and $0.08 during years two and three.

In September 2017, the Company issued 750,000 common shares for the exercise of 750,000 share purchase warrants at an exercise price of $0.07 per warrant for gross proceeds of $52,500.

Refer to Note 14 – Subsequent Events.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine months ended September 30, 2017 was based on the loss attributable to common shareholders of $191,419 (September 30, 2016 - $162,225) and the weighted average number of common shares outstanding of 22,550,523 (September 30, 2016 – 17,272,147).

Diluted loss per share did not include the effect of 1,737,500 stock options and 20,083,333 warrants as the effect would be anti-dilutive.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

8.	Share capital (cont’d)

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non- transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the nine months ended September 30, 2017 and year ended December 31, 2016 are as follows:

	Nine months ended		Year ended
	September 30, 2017		December 31, 2016
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	1,640,000	$0.19	234,700	$2.16
Options granted	100,000	0.22	1,475,000	0.10
Options expired	(2,500)	1.00	(69,700)	4.88
Options outstanding, ending	1,737,500	$0.19	1,640,000	$0.19

Options exercisable, ending	1,368,750	$0.22	902,500	$0.26

Details of options outstanding as at September 30, 2017 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$1.00	0.26 years	162,500
$0.22	4.98 years	100,000
$0.10	3.75 years	1,475,000
$0.19	3.50 years	1,737,500

Refer to Note 14 – Subsequent Events.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

8.	Share capital (cont’d)

Stock-based compensation

During the nine months ended September 30, 2017, the Company granted 100,000 stock options, the weighted average grant date fair value of the options was $18,146 or $0.18 per option. The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2017	2016
Expected life of options	5 years	-
Annualized volatility	119%	-
Risk-free interest rate	1.80%	-
Dividend rate	0%	-

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the nine months ended September 30, 2017 and year ended December 31, 2016 are as follows:

	Nine months ended		Year ended
	September 30, 2017		December 31, 2016
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	13,444,147	$0.10	1,052,680	$0.24
Warrants issued	8,333,333	0.07	12,600,800	0.10
Warrants exercised	(750,000)	0.07	-	-
Warrants expired	(944,147)	0.10	(209,333)	0.80
Warrants outstanding, ending	20,083,333	$0.09	13,444,147	$0.10

At September 30, 2017 and December 31, 2016, all warrants outstanding were exercisable.

Details of warrants outstanding as at September 30, 2017 are as follows:

		Number of warrants
Exercise price	Contractual life	outstanding
$0.07	2.92 years	7,583,333
$0.10	3.50 years	9,120,000
$0.10	3.52 years	880,000
$0.10	3.54 years	2,500,000
$0.09	3.29 years	20,083,333

Refer to Note 14 – Subsequent Events.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

9.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

10.	Related party transactions

	Nine months ended
	September 30,	September 30,
	2017	2016
Consulting fees	$-	$8,000
Interest expense	550	-
Management fees	25,400	12,000
Stock-based compensation	9,914	19,181
	$35,864	$39,181

11.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The

Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

11.	Financial instruments and financial risk management (cont'd)

Liquidity risk (cont’d)

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain.

There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2017:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables and accrued liabilities	$6,285	$-	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30,	December 31,
	2017	2016
Cash	$467,972	$85,758
Loans and receivables:
Reclamation deposits	187,900	187,900
	$655,872	$273,658

Financial liabilities included in the statement of financial position are as follows:

	September 30,	December 31,
	2017	2016
Non-derivative financial liabilities:
Trade payables and accrued liabilities	$6,285	$14,970

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

11.	Financial instruments and financial risk management (cont'd)

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at September 30, 2017 and December 31, 2016:

	As at September 30, 2017
	Level 1	Level 2	Level 3
Cash	$467,972	$-	$-

	As at December 31, 2016
	Level 1	Level 2	Level 3
Cash	$85,758	$-	$-

12.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the nine months ended September 30, 2017 and no restrictions.

13.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian Dollars - Unaudited
For the Nine Months Ended September 30, 2017 and 2016

14.	Subsequent events

In October 2017, the Company completed a non-brokered private placement of 6,750,000 units at a price of $0.35 per unit for gross proceeds of $2,362,500. Each unit consisted of one common share and one-half share purchase warrant. Each full warrant is exercisable into one common share at a price of $0.45 for three years.

Subsequent to September 30, 2017, the Company issued 90,000 common shares for the exercise of 50,000 stock options at $0.10 and 40,000 share purchase warrants at $0.10